UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ECARX HOLDINGS INC.

(Name of Issuer)

Class A ordinary shares, par value US$0.000005 per share

(Title of Class of Securities)

G29201 103

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐         Rule 13d-1(b)

☐         Rule 13d-1(c)

☒        Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G29201 103
1	Names of Reporting Persons Ziyu Shen
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 24,480,458 shares (represented by 24,480,458 Class B ordinary shares, which may be converted into 24,480,458 Class A ordinary shares at any time).(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 24,480,458 shares (represented by 24,480,458 Class B ordinary shares, which may be converted into 24,480,458 Class A ordinary shares at any time).(1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 24,480,458 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 7.2%(2)
12	Type of Reporting Person IN

Notes:

(1)	Directly held by Jie&Hao Holding Limited, which is ultimately controlled by Ziyu Shen. Ziyu Shen is solely entitled to exercise the voting and dispositive power in respect of all ordinary shares held by Jie&Hao Holding Limited. See Item 4.
(2)	Assumes conversion of all Class B ordinary shares into Class A ordinary shares.

CUSIP No. G29201 103
1	Names of Reporting Persons Jie&Hao Holding Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 24,480,458 shares (represented by 24,480,458 Class B ordinary shares, which may be converted into 24,480,458 Class A ordinary shares at any time).
	6	Shared Voting Power 0
	7	Sole Dispositive Power 24,480,458 shares (represented by 24,480,458 Class B ordinary shares, which may be converted into 24,480,458 Class A ordinary shares at any time).
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 24,480,458 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 7.2%(1)
12	Type of Reporting Person CO

Note:

(1)	Assumes conversion of all Class B ordinary shares into Class A ordinary shares.

Item 1(a).	Name of Issuer:

ECARX Holdings Inc. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

5/F, Building 1, Zhongteng Building

2121 Longteng Avenue

Xuhui District, Shanghai 200232

People’s Republic of China

Item 2(a).	Name of Person Filing:

Ziyu Shen; and

Jie&Hao Holding Limited.

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

For Ziyu Shen:

5/F, Building 1, Zhongteng Building

2121 Longteng Avenue

Xuhui District, Shanghai 200232

People’s Republic of China

For Jie&Hao Holding Limited:

Craigmuir Chambers

Road Town, Tortola, VG 1110

British Virgin Islands

Item 2(c).	Citizenship:

Ziyu Shen: People’s Republic of China; and

Jie&Hao Holding Limited: British Virgin Islands.

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value US$0.000005 per share.

The Company’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares, each with par value of US$0.000005 per share. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights and voting rights. Each Class B ordinary share is convertible at the option of the holder at any time into one Class A ordinary share. Class A ordinary  shares are not convertible into Class B ordinary shares under any circumstance. Each Class B ordinary share is entitled to ten votes per share,  whereas each Class A ordinary share is entitled to one vote per share.

Item 2(e).	CUSIP No.:

G29201 103.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d -2(b) or (c), check whether the persons filing is a:

Not applicable.

Item 4.	Ownership:

The following information with respect to the ownership of the ordinary shares by each of the reporting persons is provided as of December 31, 2023.

	Amount beneficially owned	Percent of class	Percent of aggregate voting power	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Ziyu Shen	24,480,458	7.2%	31.4%	24,480,458	0	24,480,458	0
Jie&Hao Holding Limited	24,480,458	7.2%	31.4%	24,480,458	0	24,480,458	0

Pursuant to Rule 13d-3(d)(1), all Class B ordinary shares (which are convertible into Class A ordinary shares) were deemed to be converted for the purpose of (i) determining the aggregate amount of Class A ordinary shares beneficially owned by the reporting person and (ii) calculating the percentages of the Class A ordinary shares beneficially owned by the reporting person. The percentage of the class of securities beneficially owned by the reporting person is calculated based on a total of 337,949,965 issued and outstanding ordinary shares (consisting of 288,989,049 Class A ordinary shares and 48,960,916 Class B ordinary shares) of the Company as of December 31, 2023 as a single class. In computing the percentage ownership of the reporting persons, we have included, where applicable, shares that the reporting persons have the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security, after December 31, 2023.

As of December 31, 2023, Jie&Hao Holding Limited held 24,480,458 Class B ordinary shares of the Company. Little SJH Holding Limited holds 1% of the equity interest in Jie&Hao Holding Limited and its shares are voting shares. Magician Hao Holding Limited holds the remaining 99% of the equity interest in Jie&Hao Holding Limited and its shares are non-voting shares. Magician Hao Holding Limited is wholly owned by a trust established for the benefit of Ziyu Shen and his family. Little SJH Holding Limited is wholly owned by Ziyu Shen. Ziyu Shen is solely entitled to exercise the voting and dispositive power in respect of all ordinary shares held by Jie&Hao Holding Limited.

In January 2024, the Company issued restricted share units representing 3,300,000 Class A ordinary shares of the Company to Ziyu Shen, which became immediately vested. These shares have not been included in the calculation of the beneficial ownership of Ziyu Shen as of December 31, 2023.

Jie&Hao Holding Limited is a British Virgin Islands company.

For each reporting person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such reporting person by the voting power of all of the Company’s Class A ordinary shares and Class B ordinary shares as a single class. Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2024

Ziyu Shen

/s/ Ziyu Shen

Jie&Hao Holding Limited

By:	/s/ Ziyu Shen
Name:	Ziyu Shen
Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to Schedule 13G filed on February 14, 2023 by the reporting persons with the Securities and Exchange Commission)